John J. Concannon III
Direct Phone:                           617.951.8874
Direct Fax:                                617.951.8736
jack.concannon@bingham.com

Via Federal Express

October 27, 2008

Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Ms. Rose Zukin

Re:	Access Pharmaceuticals, Inc.
Amendment No. 1 to Form S-1/A
Filed 10/8/08
File No. 333-149633

Dear Ms. Zukin:

On behalf of our client, Access Pharmaceuticals, Inc., a Delaware corporation (the "Company"), set forth below is the Company's response to the requests of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) for additional information regarding the Company’s Amendment No. 1 to Form S-1/A (“Amendment No. 1”).  For ease of reference, the requests included in your letter dated October 21, 2008 are printed below in bold print, followed by the Company's responses.

1.           We note in your response to Comment 9 and reissue the comment in part.  We note that you are registering 7,577,868 shares of Series A Preferred Stock and an additional 1,582,360 shares of common stock that may be issued as dividends on the Series A Preferred Stock.  It appears that you continue to register more shares than we will allow as a primary offering.  Please reduce the size of your offering.

The Company respectfully submits that the size of the offering is less that one-third of the outstanding public float as requested by the Staff.  We note that on October 6, 2008, the latest practicable date prior to the filing of Amendment No. 1 on October 8, 2008, the outstanding public float was 5,227,281 shares of common stock.  This outstanding public float on October 6, 2008, is calculated as follows: 6,485,791 shares of common stock outstanding, less 45,092 shares held by directors and officers, less 1,213,418 shares held by 10% beneficial holders.1  One third of the public float on October 6, 2008, was 1,742,427 shares of common stock.  The Company currently seeks to register in its Amendment No. 1, 1,582,360 shares of common stock and respectfully submits that this amount is less than one-third of the outstanding public float of 1,742,427 shares of common stock.2  Therefore, the Company believes that it is not required to reduce the size of its offering.

2.           We note your response to Comment 3.  Please note Comment 2 from our letter dated March 19, 2008 requested disclosure of all payments to selling stockholders, affiliates of selling stockholders and any person whom a selling shareholder has a contractual relationship regarding the transaction.  These payments should include interest payments, liquidated damage payments and other payments made to placement agents.  Please provide this information in tabular format.  Additionally, update the liquidated damages and disclose the maximum potential liquidated damages.

The Company respectfully submits that Amendment No. 1 discloses the information requested by prior Comment 2.  Please note that Table 2 (“Table 2”) on page 28 of Amendment No. 1, under the heading “Selling Stockholders” includes all placement agent fees (in both cash and warrants) paid to selling shareholders.  The Company also notes under the sub-section “SCO Capital Partners LLC and affiliates,” on page 25 of Amendment No. 1, that SCO Financial Group in entitled to a monthly consulting services fee of $12,500.  In addition, as of the date of filing the Amendment No. 1, and as of the date hereof, the Company has not paid any liquidated damages or dividends to any of the selling shareholders.

Liquidated Damages

As described in the notes preceding and proceeding Table 2, on pages 27 and 28 of Amendment No. 1, the Company may be required to pay liquidated damages to the selling stockholders if an effective registration statement is not declared effective pursuant to the terms of the Amended and Restated Investor Rights Agreement, dated February 4, 2008, by and among the Company and the selling shareholders.  Also as described in the notes preceding Table 2, the Company may not be required to pay liquidated damages to selling stockholders if such selling stockholders are able to sell such shares without restriction pursuant to Rule 144 of the Securities Act of 1933.  The Company also describes both in the notes preceding and proceeding Table 2 the rate at which liquidated damages may accrue and that the maximum amount of liquidated damages that the Company may be required to pay is 10% of the Series A Preferred Stock subscription amount.  As noted in Table 1 (“Table 1”), on page 36 of Amendment No. 1 under the heading “Selling Stockholders”, the subscription amount (listed as the “consideration paid”) is $33,733,928.  As a result, the maximum liquidated damages that could potentially be paid to selling stockholders is $3,373,392. The Company believes it has clearly indicated in multiple locations in Amendment No. 1 the terms of the liquidated damages including the maximum amount of liquidated damages.  Although the Company has not specifically stated that 10% of the subscription amount is “$3,373,392”, the Company believes that the maximum potential liquidated damages is clearly presented.

Furthermore, the Company has disclosed in the notes proceeding Table 2 the amount of accrued liquidated damages with respect to certain affiliates of the Company that may not be eligible to sell their shares pursuant to Rule 144 of the Exchange Act.  As a result, the Company continues to accrue liquidated damages for these entities and affiliates of these entities.  Because the Company continues to accrue, but has not paid, liquidated damages for these entities it has disclosed such accrued liquidated damages in the notes to Table 2.  The Company believes that its disclosures in Table 2 as well as the notes preceding and proceeding Table 2 are clear, full and complete and that no further disclosure should be needed.

Dividends

As described in the notes immediately preceding and proceeding Table 2, the Series A Preferred Stock accrues dividends at a rate of 6% per year.  As also noted in the description of dividends payable in the notes preceding Table 1, on page 27 of Amendment No. 1, under certain circumstances, these dividends may be paid in shares of the Company’s common stock.  As of the date of filing its Amendment No. 1, and as of the date hereof, the Company has not paid any dividends to any of the selling shareholders.  Also, as described in the notes preceding Table 1, the Company anticipates issuing shares of common stock in lieu of cash dividends over the near term.  Since the Company has not paid any dividends and does not anticipate paying any cash dividends in the near term, the Company has excluded dividends from Table 2 and instead has disclosed the rate at which dividends accrue and its expectation to satisfy such dividends with shares of its common stock.

In addition to these disclosures, the Company has also provided the specific accrued dividend amounts for entities that received placement agent fees, as well as the accrued dividend amounts for affiliates of entities that received placement agent fees.  The Company believes that its disclosures in Table 2 as well as the notes preceding and proceeding Table 1 and Table 2 are clear, full and complete and that no further disclosure should be needed.

3.           We note the line item labeled “Placement Agent Fees” indicates that it comes from Table 2.  However, we were not able to reconcile this number with the information presented in Table 2.  Please provide a reconciliation or revise the information to reflect the amount presented in Table 2.

The Company respectfully submits that the Table 1.A on page 27 of Amendment No. 1 relates to the issuance of Series A Preferred Stock issued on November 11, 2007, and February 4, 2008.  As a result, the placement agent fees of $913,550 are the placement agent fees paid to selling shareholders with respect to the issuance of Series A Preferred Stock on those dates.  Table 2 sets forth all placement agent fees previously paid to the selling shareholders.  As stated in Table 2, the placement agent fees on November 11, 2007, and February 2, 2008, were $240,000 (paid to SCO Capital Partners on November 11, 2007), $482,800 (paid to Rodman & Renshaw LLC on November 11, 2007) and $190,750 (paid to SCO Capital Partners on February 4, 2008).  The sum of these placement agent fees, with respect to the issuance of Series A Preferred Stock is $913,550.

The Company believes that it has adequately disclosed the total placement agent fees paid to selling shareholders in order to arrive at “Net Proceeds to Issuer” as disclosed in Table 1.A.  In addition, the Company believes that it has provided clear, full and complete disclosure as to how this amount was calculated through the disclosure of individual placement agent fees in Table 2.  As a result, the Company does not believe that any further amendment to its Amendment No. 1 is required at this time.

If you have any questions regarding this matter or require any additional information, please contact me at (617) 951-8874.  If the Staff disagrees with any of the conclusions set forth above, please contact the undersigned prior to the issuance of a written response.

Very truly yours,

/s/ John J. Concannon

John J. Concannon III, Esq.
Bingham McCutchen, LLP

cc:          Mr. Jeffrey B. Davis
Mr. Stephen B. Thompson

1 The Company notes that the amount of shares held by 10% and 5% beneficial holders is the same.

2 The Company notes that per our prior conversation on September 5, 2008, with Ms. Hayes of the Securities and Exchange Commission, that the 7,577,868 shares of common stock underlying the Series A Preferred Stock are excluded from the “one-third the public float” limitation.